SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras"), hereby informs its shareholders and the market in general that, in addition to the Material Fact of November 17, 2016 and the Market Announcement of November 22, 2016, which the investment budget foreseen in the Business and Management Master Plan for the period 2017-2021 ("PDNG 2017-2021"), year by year, has the following specifications:

						Amounts in R$ Thousands
Detailing	2017	2018	2019	2020	2021	2017 - 2021
Corporative Investment	6,517	5,298	5,508	6,528	4,943	28,794
a - Contracted	4,847	4,508	4,707	5,801	4,634	24,497
Generation	2,241	3,141	3,806	4,972	3,808	17,968
Maintenance	408	490	525	603	523	2,549
Expansion	1,833	2,651	3,281	4,369	3,285	15,419
Transmission	1,704	1,185	741	664	680	4,974
Maintenance	346	362	392	397	321	1,818
Expansion	1,358	823	349	267	359	3,156
Infrastructure	247	182	160	165	146	900
Distribution	655	-	-	-	-	655
Maintenance	368	-	-	-	-	368
Expansion	287	-	-	-	-	287
b - New	1,670	790	801	727	309	4,297
Generation	25	49	51	53	56	234
Maintenance	20	49	51	53	56	229
Expansion	5	-	-	-	-	5
Transmission	14	661	667	586	162	2,090
Maintenance	14	61	29	6	5	115
Expansion	-	600	638	580	157	1,975
Infrastructure	74	80	83	88	91	416
Distribution	1,557	-	-	-	-	1,557
Maintenance	452	-	-	-	-	452
Expansion	1,105	-	-	-	-	1,105
Investiment in SPCs	2,438	978	1,567	1,151	840	6,974
a - Contracted	2,438	978	650	512	535	5,113
Generation	1,701	710	566	512	535	4,024
Transmission	737	268	84	-	-	1,089
b - New	-	-	917	639	305	1861
Generation	-	-	604	309	305	1,218
Transmission	-	-	313	330	-	643
Investment Total	8,955	6,276	7,075	7,679	5,783	35,768

MARKET ANNOUNCEMENT

Contracted generation and transmission investments are considered as those already in Eletrobras portfolio of projects.

New investments in generation and transmission are considered as those in which Eletrobras may include in the investment portfolio in the period from 2017 to 2021, including through participation in new auctions.

It should be clarified that the investment amount of Angra 3 project for the period 2017-2021 is approximately R$ 14 billion, whose resumption of the work still depends on the decision of the National Council of Energy Policy (CNPE).

Regarding the source of funds to finance the 2017-2021 investment program described below, which still depends on the contracting of new financing (32.5% of the total amount), about R$ 10 billion refers to the project of the plant Nuclear power plant of Angra 3. The Angra 3 nuclear power plant project already has about R$ 4 billion in financing contracted.

Rio de Janeiro, November 25, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.